Exhibit 99.2
Liberty Interactive Corporation
Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and
Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings
June 30, 2014
(unaudited)
amounts in millions

Liberty Interactive Corporation Net Assets	$11,256
Reconciling items:
LINT put option obligations	—
LINT LLC Net Assets	$11,256
Liberty Interactive Corporation Net Earnings for the six months ended June 30, 2014	$216
Reconciling items:
Unrealized gain on LINT put options	—
LINT LLC Net Earnings for the six months ended June 30, 2014	$216

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